

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

Via Facsimile
Eric D. Jacobs
Chief Financial and Administrative Officer
DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042

> **Re: DealerTrack Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **Form 8-K Filed May 25, 2011**
> **Form 8-K Filed October 6, 2011**
> **File No. 000-51653**

Dear Mr. Jacobs:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense and Assumptions

Expected Stock Price Volatility, page 32

1.   We note that you determine expected volatility for your stock-based awards based upon a time-weighted average of your historical volatility in combination with the historical volatility of similar entities whose common shares are publicly traded. Please explain, and tell us how you considered disclosing, the basis for using a combination of these volatilities in determining the expected volatility of your stock-based awards, including how you weight each of these categories.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

2.   We note, based on the disclosures in your Form 10-Q for the fiscal quarter ended March 31, 2010, that you adopted the provisions of ASU No. 2009-13 prospectively as of January 1, 2010, which did not have a material impact on your consolidated financial statements. We note, however, based on the disclosures in your 2010 Form 10-K that you are utilizing the relative fair value method in connection with contracts containing multiple elements. We further note the disclosures provided on page 6 of your fiscal 2011 Forms 10-Q stating that, in connection with multiple deliverable title management arrangements, you consider evidence of fair value as one of the criteria in determining separate units of accounting. Please tell us how the above noted disclosures are consistent with the relative selling price method discussed in ASU No. 2009-13 and confirm that you will revise the respective disclosures in future filings accordingly.

3.   Please tell us if the set-up fees in connection with your subscription services contracts have standalone value. In this regard, please tell us if these services are sold separately either by you or a third party.

Note 10. Income Taxes, page 68

4.   Please address the following as it relates to your effective tax rate reconciliation on page
        70:

        • Identify the significant components of the foreign rate differential line item for
          each year presented and explain how the foreign rate differential is determined in
          each fiscal year.

        • Explain what the "Adjust tax balances" line item represents and identify the
          significant components of this item for fiscal 2010.

        • We note that the "Other" line item appears to have had a significant impact for
          fiscal 2009. Please provide us with a breakdown of the components of this line
          item. As part of your response, tell us how you considered providing further
          quantitative breakdown of this line item as well as a qualitative discussion
          explaining the nature of the items included in this line item. See Rule 4-08(h)(2)
          of Regulation S-X and ASC 740-10-50-14.

5.   We note your disclosure on page 70 regarding investments in foreign subsidiaries. Please
        tell us the amount of undistributed earnings of foreign subsidiaries that are considered to
        be permanently reinvested as of December 31, 2010 and how you considered providing
        this quantitative disclosure in your filing. Refer to ASC 740-30-50-2b.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition

Collateral Management Services Transaction Revenue, page 6

6.   We note your disclosures regarding paper and electronic-based collateral management
        services. Please provide us with additional information with regard to the following:

        • Please provide us with further details as to the nature of services provided in
          connection with (1) title perfection and (2) title administration. In this regard, you
          state that you recognize a portion of the paper-based transaction fee upon
          completion of the lien documentation and for electronic-based transactions, upon
          receipt of the title record. Based on your disclosure, it appears this relates to title
          perfection and the holding, storing and releasing of titles relates to title

administration. Please confirm whether our understanding is correct and tell us how you considered clarifying this in your disclosure.

- Your disclosure indicates that the title administration period is estimated at 39 months. Please explain how the 39 months is determined and how you considered disclosing this information.

7.   We note the disclosures regarding revenue earned from converting a new lender's title portfolio to your collateral management solution. Please tell us more about the nature of the services you provide in connection with these arrangements and whether these services have standalone value. As part of your response, please tell us if these services are sold separately either by you or a third party. Please also explain the basis for recognizing revenue over the lender's estimated portfolio loan life and clarify how this relates to the period over which your services are provided. As part of your response, provide us with a range of estimated portfolio loan lives.

Form 8-K Filed May 25, 2011

Item 5.07 Submission of Matters to a Vote of Security Holders

8.   We note that you did not report the number of abstentions in connection with the advisory vote on the frequency of shareholder advisory votes for compensation of executive officers. Please note this is required disclosure pursuant to Item 5.07(b) of Form 8-K. Please explain why this information was not disclosed.

Form 8-K Filed October 6, 2011

9.   We note, based on the disclosures provided in the footnotes to the unaudited pro forma financial statements, that the sale of ALG, Inc. is not being treated as a discontinued operation as a result of continuing cash flows. Please provide us with your analysis under ASC 205-20-45-1 in this regard including your evaluation of the four steps in ASC 205-20-55-3. Please also include in your response an assessment as to whether the continuing cash flows are direct or indirect. As an additional matter, we note your disclosure on page 20 of the Form 10-Q for the fiscal quarter ended September 30, 2011 that you exercised the right to appoint a director to TrueCar's board of directors. Please tell us how this was considered in your analysis under ASC 205-20-45-1 and whether or not this constitutes significant continuing involvement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief